================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

================================================================================

               FUTUREMEDIA TO LAUNCH NEW MANAGED BENEFITS SERVICE

       TARGETED AT 4,000+ BUSINESSES EMPLOYING 15 MILLION UK EMPLOYEES

    BRIGHTON, England, April 13 /PRNewswire-FirstCall/ -- Futuremedia plc (NasdaqCM: FMDAY), a leading European e-learning and managed benefits services provider, today announced a new managed benefits service that will help both employers and the general population of the UK to compete globally in the 21st century. The new product will be unveiled at the Northern Employee Benefits conference scheduled later this month.

    On March 22, 2006, Chancellor Gordon Brown announced, as part of his budget, the abolition of the tax exemption on the provision of computer equipment for private use by employers, known as the Home Computing Initiative (HCI), with effect from April 6, 2006. Employers and their employees who signed up for HCI benefits prior to April 6 remain eligible for these benefits until the end of their 3-year programs. Futuremedia continues to provide services to its clients and more than 40,000 employee-subscribing households without interruption.

    This announcement of the abrupt end of this successful and rapidly growing employee benefit came as a complete surprise to British industry. As a result of extensive lobbying by industry leaders, including Futuremedia, alongside the Department of Trade and Industry, Confederation of British Industries (CBI) and the Trades Union Congress (TUC), the government has begun consultations to consider a revised plan. However, it is not known when or if such a decision will be announced.

    Today, Futuremedia is announcing its plans to launch a new managed benefits product at the Northern Employee Benefits Conference and Exhibition on April 26. The new service, while not incorporating tax exemptions among the benefits, will provide the opportunity for employers to offer their employees and their families home-based education and digital access for work, school and life enhancement. It is targeted at the 4,000 companies who have offered HCI in the past two years, as well as those whose plans to do so were cut short by the change in tax regulations.

    "Futuremedia is again taking a leadership position in managed benefits," said Leonard M. Fertig, Chief Executive Officer of Futuremedia plc. "In 2003 Futuremedia launched the first large-scale HCI benefits program on behalf of The Royal Mail and gave birth to an industry. Now we are drawing upon our 23-year history as a provider of learning through technology in the United Kingdom to offer employers an opportunity to provide their employees with a very high value family benefit. Futuremedia is pleased to continue providing content and services that enhance the capabilities of employees and their families at work, at school, and at home. While the ultimate size of this new benefits program cannot be estimated at this time, the predecessor HCI grew from concept to being offered to five million UK employees in a little over two years."

    About Futuremedia:

    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefits from new products, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new risks associated with the Company's ability to develop and successfully market new services and products such as the new managed benefits service discussed in this release (including the risk that such products may not be accepted in the market), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             04/13/2006
    /CONTACT: US - Mike Smargiassi/Corey Kinger, Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; UK - Gerry Buckland, +44-7919-564126,
info_db@mac.com /
    (FMDAY)

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company

                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date: April 13, 2006